Mail Stop 6010

September 20, 2006

Via U.S. Mail and Facsimile to (905) 403-6450

Edward MacNeil
Interim Chief Financial Officer
Imax Corporation
2525 Speakman Drive
Mississauga, Ontario, Canada

> **Re:** **Imax Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **File No. 000-24216**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis, page 31

Sales Backlog, page 32

1.   We note on page 32 that the company believes "that the contractual obligation for
        system installations…are valid and binding commitments." Please note that Item
        303(a) of Regulation S-K requires you to disclose all significant obligations under
        non-cancelable long-term contracts. With a view towards compliance, please
        describe to us the material terms of your contractual obligation for system
        installation with your customers.

Item 8. Financial Statements and Supplementary Data, page 54

Consolidated Statements of Operations, page 58

2.   We note that you currently disclose revenues from the sale of IMAX systems,
        films, theater operations and other. We also note that you appear to have
        revenues from sales of products and services that exceed 10 percent of total
        revenues. Please tell us how your current presentation complies with the
        guidance in Rules 5-03(b)(1) and (2) of Regulation S-X which would require you
        to present these amounts, along with the related cost of sales and costs of services,
        separately on the face of this statement.

Consolidated Statements of Cash Flows, page 59

3.   Please explain how your classification of "investment in film assets" as <u>operating</u>
        activities complies with the guidance provided in paragraphs 15 through 24 of
        SFAS 95.

Note 2. Summary of Significant Accounting Policies, page 61

(j) Goodwill, page 62

4.   We see that goodwill is approximately 16% of your total assets at December 31,
        2005. Please tell us the specific facts, assumptions and estimates that you
        considered in your goodwill impairment analysis supporting your conclusion that
        no impairment of goodwill existed at December 31, 2005. For reference see
        paragraphs 19 through 22 of SFAS 142.

5.   Explain how your conclusions regarding reporting units are consistent with the
        guidance in paragraphs 30 and 31 of SFAS 142. Please note that a reporting unit
        may be a level below an operating segment. In supporting your conclusions,
        explain the concept of reporting units and identify those of the company.

<u>(n) Revenue Recognition, page 64</u>

6.   We note that your revenue recognition policy does not currently address each of the sources from which you earn revenue. With a view towards clearer disclosure for investors, please provide us with a clear discussion of each material source of revenue, including a brief description of the good, service or activity from which you generate such income, and a clear description of your policy for recognizing revenues from that source. Please include a clear discussion of the activities that would indicate that the revenue recognition criteria outlined in SAB 104 has been met.

        Address all rights granted to your customers as part of your sales contracts, including the right of return, customer acceptance, etc. and explain how those terms impact the timing of revenue from each source.

7.   We note that your theater system sales and lease transaction typically involve the delivery of several product and services and when these elements meet the criteria for treatment as separate units of accounting, you allocate revenue to each element based on its relative fair value. To assist us in understanding your revenue recognition for theater system sales and lease transactions and with a view towards revised clearer disclosure for investors, please address the following:

- Confirm that you are now accounting for these arrangements pursuant to EITF 00-21, *Revenue Arrangements with Multiple Deliverables* and, as we do not see similar disclosure in your 2004 10-K, tell us the period in fiscal 2005 in which you changed your revenue recognition policy.
- Provide us with your analysis supporting your conclusion that the arrangements contained multiple deliverables that should be accounted for pursuant to EITF 00-21. For instance, tell us how you considered the guidance in paragraph 9 in concluding that the delivered items of your theater systems have value to the customer on a standalone basis and that there is objective and reliable evidence of the fair value of undelivered items including the screen, the sound system, maintenance, etc.
- Tell us whether you sell the identified deliverables separately and if not, explain how you established fair value under paragraph 12 of EITF 00-21.
- Discuss how you considered the guidance in paragraph 4(a) of EITF 00-21 and EITF 01-8 in concluding that EITF 00-21 and not SFAS 13 is the authoritative literature you should follow in accounting for your sales-type leases which you believe contain multiple element arrangements.
- Highlight for us all other authoritative guidance that supports your accounting for these transactions.
- We may have further comment after reviewing your response.

8.   We note that you recognized revenue of $17.5 million in fiscal year 2005 for theater operations. Please tell us your accounting policies for recognizing revenues from theaters you own and operate.

Sales-Type Leases of Theater Systems, page 64

9.   To assist us in understanding your sales-type leases and with a view towards revised clearer disclosure for investors, please address the following:

·   Explain in greater detail your accounting methodology for sales-type leases under SFAS 13 and clarify for us how your accounting is consistent with U.S. GAAP.
·   Describe the contractual terms entered into with the customer and provide a sample contract for our review.
·   Discuss how you determined how these leases should be classified according to the provisions of paragraph 6 through 8 of SFAS 13 and how the accounting and reporting for your sales-type leases complies with paragraph 17 of SFAS 13.
·   Tell us how you considered the fact that collectibility of the payments for the theater lease systems is not certain, when you applied the accounting and reporting standards of SFAS 13. We note the disclosure on page 32.
·   Explain to us who has insurable risk in your sale-type leases.

10.   We note that "ongoing rental payments …are generally equal to the greater of a fixed minimum amount per annum and a percentage of box office income." Please tell us how this meets the requirements of SAB 104, that fees must be fixed and determinable in order to be recognized as revenue.

11.   We see that in certain situations, you and the lessee agree to change the terms of the lease agreements, other than by renewal or extension.

·   Describe your accounting for the change in terms of the lease and cite the accounting literature upon which you relied.
·   Tell us what terms are typically changed.
·   Quantify the impact these modifications have had on your statement of operations and balance sheet in the period presented.
·   We may have additional comments after reviewing your response.

12.   We note that you recorded $11.7 million and $12.3 million in fiscal 2005 and 2004, respectively, relating to "consensual lease buyouts." Please address the following:

·   Tell us in detail how you account for these lease buyouts and cite the accounting literature upon which you relied. Specifically distinguish between leases in default and upgrades to MPX systems.

· Explain why presentation as a component of operating income versus non-operating income is appropriate.
· Describe any expenses associated with the lease buy-outs and explain where they are recorded.

Sales of Theater Systems, page 65

13. We note on page 31, that ten theater systems have been installed in 2005 and are expected to open in 2006. Please tell us when you recognized revenue for these systems and cite the authoritative literature upon which you based your accounting.

14. In this regard, we note that you recognize revenue from sales of theater system elements when installation of the system is substantially complete.

· Please explain what you mean by "substantially."
· Describe all remaining installation obligations and explain your reasons for concluding that they are not essential to the functionality of the theater.
· Describe any contractual acceptance provisions you have with the customer.
· Document for us how you have met the criteria outlined in SAB 104 to recognize revenue.

15. Please tell us what you mean by the disclosure on page 78 that says "the company has estimated under its lease and sale arrangements that there will be no costs associated with contractual warranty provisions." Also tell us how you account for the one year free maintenance period. If you have any warranty costs explain how they are estimated at the time of shipment.

Note 4. Financing Receivables, page 69

16. To assist us in understanding your financing receivables transactions and with a view towards revised clearer disclosure for investors, please address the following:

· Describe to us the facts and circumstances leading to the recovery of financial receivables in all periods presented.
· Describe to us the transactions that resulted in the loans settled on December 29, 2005 in exchange for payments to be received in the first quarter of 2006, as discussed in footnote 2 of your Schedule II.
· Tell us whether the residual value is guaranteed. Refer to paragraph 23 of SFAS 13.
· Explain the accounting literature you are relying upon to include "finance income on sales-type leases" under theater sale revenue.
· Tell us what "long-term receivables" of $8.8 million represents and why the amount is included in financing receivables.

- Explain why your projectors have an economic life of 10-15 years, but your lease term extends to twenty years.
- Provide a general description of the lessor leasing arrangement. Refer to paragraph 23(c) of SFAS 13.

17. We note that you have additional rentals in excess of minimum amounts on sales-type and operating leases. Please tell us whether you consider these to be contingent rentals and, if so, tell us your consideration of paragraph 23a(iv) of SFAS 13 in accounting for the transactions.

Note 6. Film Assets, page 70

18. Describe to us the nature of the $2.1 million that you expect to pay in 2006.

Note 22. Segmented and Other Information, page 84

(b) Graphic Information, page 85

19. Tell us how your current presentation complies with paragraph 38 of SFAS 131 which requires you to disclose long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or investments. See also Question 22 in the FASB Staff Implementation Guide to Statement 131.

20. We note that you combine the geographic information for Europe and Asia. Tell us how your current presentation complies with paragraph 38(a) of SFAS 131 which requires that if revenues derived from any particular foreign country are material, then the name and the amount of revenue from the country should be disclosed separately.

Note 26. Discontinued Operations, page 89

21. We note that you reported the sale of Digital Projection International as discontinued operations. Given the loan receivables of $12.7 million that remained outstanding after the sale of these operations, please explain how you met the criteria in paragraph 42(b) of SFAS 144 to record as a discontinued operation.

22. In addition, as it also appears that one of these loans is convertible upon occurrence of certain events, into shares representing 49% of the total share capital of DPI. Please tell us in detail why you believe that these continuing activities do not constitute a significant continuing involvement that precludes treatment of the components as discontinued operations.

23.   In this regard, we note that you recorded $3.5 million in income from
        discontinued operations related to the settlement of this debt. Please explain why
        this settlement of debt should be recorded as income and cite the accounting
        literature upon which you relied.

Form 10-Q for the Quarter Ended June 30, 2006

Item 4. Controls and Procedures, page 54

Evaluation of Disclosure Controls and Procedures, page 54

24.   We see that you have concluded that your disclosure controls and procedures
        were not effective due to a material weakness related to the controls surrounding
        the analysis and recording of complex film accounting transactions in the three
        months ended June 30, 2006. Please provide us with a clear description of the
        facts and circumstances surrounding this material weakness, and specifically
        address the following:

        ·   The nature of the material weakness identified.
        ·   When the material weakness was identified, by whom it was identified and
            when the material weakness first began.
        ·   The specific steps that the company has taken, if any, to remediate the
            material weakness.
        ·   Whether you believe the material weakness still existed at the end of the
            period covered by the report.
        ·   In light of what they know now regarding the existence of a material
            weakness, whether the officers continue to believe that the company's
            disclosure controls and procedures were effective as of the periods ended
            December 31, 2005 and March 31, 2006.

        We may have further comment after reviewing your response.

         As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in the
            filing;
        ·   staff comments or changes to disclosure in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief